UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 31 May 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by directors of a major subsidiary of Sasol Limited and an
“associate” of a director of a major subsidiary of Sasol Limited during May 2007:

1. 7 May 2007
2. 9 May 2007
3. 11 May 2007
4. 15 May 2007
5. 23 May 2007
6. 31 May 2007

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF THE COMPANY
AND AN “ASSOCIATE” OF A DIRECTOR OF A MAJOR SUBSIDIARY OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company and an “associate” of a director of a major subsidiary of the Company:
On 4 May 2007, Mr J A Botha, a director of Sasol Synfuels (Proprietary)
Limited, concluded the following transactions in Sasol ordinary shares:
a) 9 800 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R255,00 per share for a total consideration of R2 499 000,00;

b)
9 700 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R255,00 per share for a total consideration of R2 473 500,00.

c)
34 300 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R255,49 per share for a total consideration of R8 763 307,00.

Mr Botha's interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the Chairman of
Sasol Limited.
On 3 May 2007, Mrs A C de Wet, an “associate” of Mr PB de Wet, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a)
2 000 ordinary Sasol shares which were held by Mrs de Wet were sold by her for R256,00 per share for a total consideration of
R512 000,00;
Mr de Wet has no beneficial interest in the shares mentioned above.
This transaction was cleared by the Chairman of Sasol Limited.
On 7 May 2007, Mr A de Klerk, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 4 000 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme for R253,00 per share for a total consideration of R1 012 000,00;

Mr de Klerk’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the Chairman of
Sasol Synfuels (Proprietary) Limited.

7 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY AND AN “ASSOCIATE” OF A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company and an “associate” of a director of a major subsidiary of the Company:
On 8 May 2007, Mr J A Van Der Westhuizen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 7 200 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R253,50 per share for a total consideration of R1 825 200,00;
Mr Van Der Westhuizen's interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the
Chairman of Sasol Synfuels (Proprietary) Limited.
On 9 May 2007, Mrs A C de Wet, an “associate” of Mr PB de Wet, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 1 000 ordinary Sasol shares which were held by Mrs de Wet were sold by her for R254,00 per share for a total consideration of
R254 000,00;
Mr de Wet has no beneficial interest in the shares mentioned above.
This transaction was cleared by the Chairman of Sasol Synfuels
(Proprietary) Limited.
9 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALINGS IN SECURITIES BY AN “ASSOCIATE” OF A DIRECTOR OF A MAJOR
SUBSIDIARY OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by an “associate” of a director of a major subsidiary of the Company:
On 9 May 2007, Mrs A C de Wet, an “associate” of Mr PB de Wet, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 231 ordinary Sasol shares which were held by Mrs de Wet were sold by her for R256,00 per share for a total consideration of R59 136,00;
On 10 May 2007, Mrs A C de Wet, an “associate” of Mr PB de Wet, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
b) 769 ordinary Sasol shares which were held by Mrs de Wet were sold by her for R256,00 per share for a total consideration of R196 864,00;
Mr de Wet has no beneficial interest in the shares mentioned above.
These transactions were cleared by the Chairman of Sasol Synfuels
(Proprietary) Limited.
11 May 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 14 May 2007, Mr H Wenhold, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
a) 4 700 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R260,00 per share for a total consideration of R1 222 000,00;
b) 2 700 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R260,00 per share for a total consideration of R702 000,00;
Mr Wenhold's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Synfuels (Proprietary) Limited.
15 May 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 22 May 2007, Mr J A Van Der Westhuizen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 6 500 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R266,02 per share for a total consideration of R1 729 130,00;

Mr Van Der Westhuizen's interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the
Chairman of Sasol Synfuels (Proprietary) Limited.

23 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 30 May 2007, Mr J A Van Der Westhuizen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 8 300 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R260,00 per share for a total consideration of R2 158 000,00;

Mr Van Der Westhuizen's interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the
Chairman of Sasol Synfuels (Proprietary) Limited.

31 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2007
By: /s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary